Exhibit 99.1

PRESS RELEASE

 SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Hold Conference Call to Discuss
Second Quarter Results for the Period Ended August 31, 2016

Laval, Québec, CANADA – September 28, 2016 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ.NEPT - TSX.NTB), announces that it will be holding a conference call on October 12, 2016 at 5:00 PM (EST) to discuss its second quarter results for the period ended August 31, 2016.

The second quarter results press release will be issued after markets close on the same day.

Conference Call Details:

Date:	Wednesday, October 12, 2016

Time:	5:00 PM Eastern Standard Time

Call:	1‐877-223-4471 (within Canada & the U.S.)

1-647-788-4922 (Outside Canada and the U.S.) (Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-presentations/

A replay of the call will be available for replay two hours after the call's completion, until November 12, 2016. The telephone numbers to access the replay of the call are 1‑416‑621-4642 or 1-800-585-8367 (toll-free), Conference ID 86779865. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients. Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. Oceano3 brand is also sold in bulk to unbranded distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Neptune Contact:

Mario Paradis	James Carbonara
VP & CFO 1.450.687.2262	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haybenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com